TRUST COMPANY (THU108.05' 93 10:16/ST. 10:15/NO. 3560228847 P 2 SECB£TARV OF STATE •91 VISION OF CORPORATIONS ILED 10:00 AM 08/05/1993 723217016 - 217G324 EXHIBIT 4.1 CERTIFICATE OF DESIGNATION" OF PREFERENCES, RIGHTS AND LIMITATION OF SERIES S VOTINS, NON-COJTVERTIBI.E/ REDEEHABLE PREFERRED STOCK FAR VALUE $.01 PER SHARE OF EOROPA CRDISES CORPORATION that: Charles H. Reddien and Sharon Petty hereby certify A. They are the President and Secretary, respectively, of Europa Cruises Corporation, a Delaware corporation (the "Corporation"). B. The Corporation's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock, par value $.01 per share. C. Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation, arid pursuant to the provisions of the Delaware General Corporation Lav, said Board of Directors, by action on the 14th day of providing for the designation of a series of 926, June, 1993, 000 shares of Series S Preferred Stock, par value $.01 per sharp, which action was as follows: That pursuant to the authority expressly granted and vested in the Board of Directors of this Corporation in accordance with the provisions of its Articles ofjIncorporation, a series of preferred stock of the Corporation be], and it hereby is, designated "Series S Voting, Non-Convertible Redeemable Preferred Stock, par value $.01 per share" (the "Series S Preferred Stock"), said series to consist of 926,boo shares. The powers, designations, preferences and relative participating, optional or other special rights and the Qualifications, •limitations and restrictions of the Series s Preferred Stock shall be as follows: ' 1. Number and Designation, The number of shares to constitute the Series S Preferred Stock shall be 926,000 shares and the designation of such shares shall be "Series S Preferred Stock:, par value $.01 per share." 2. Liquidation. (a) Preference. In the event of any voluntary or involuntary dissolution, liquidation, or winding up of affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, trie holders of the Series s Preferred Stock shall be entitled to [receive out of the assets of the corporation, whether such assets are capital,

FROM CORPORATION TRUST COMPANY (THU)08.05'93 10:17/ST.10:15/NO.3560228847 P 3

surplus or earnings, an amount equal to the Liquidation Value of each share of Series S Preferred Stock before any payment shall be made or assets distributed on the Common Stock.

After payment to the holders of the Series S Preferred Stock of the amount to which such holders are entitled as set forth above, the remaining assets of the Corporation, if any, shall, subject to the rights of the holders of the Corporation's Preferred Stock, be distributed ratably among the holders of the Corporation's Common Stock.

(b) Partial Payment. If upon any dissolution, liquidation or winding up of the affairs of the Corporation, the assets of the Corporation distributable among the holders of the Series S Preferred Stock and all other classes or series of Preferred Stock ranking as to assets pari pasu thereto shall be insufficient to permit the payment to them of the full preferential amounts to which they are entitled, then the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of the Series S Preferred Stock and such other classes or series of Preferred Stock ranking as to assets pari pasu thereto, in proportion to the sum of their respective per share liquidation values, until payment in full of such amount per share.

(c) Liquidation Value. The Liquidation Value per share of Series S Preferred Stock as of any particular date shall be $1.08.

3. Voting Rights. The shareholders of the Series S Preferred Stock shall have full voting rights on all matters upon which the shareholders of the Corporation are entitled to vote. Each share of Preferred Stock shall be entitled to one vote per share. The holders of the Series S Preferred Stock may vote either in person or by proxy. The shareholders of the Series S Preferred Stock shall be entitled to notice of all regular and special shareholder's meetings and copies of all proxy and other materials provided to the shareholders of the Corporation at the same time and in the same manner as the shareholders of the Corporation.

The Corporation shall not, without the consent of the holders of at least 51% of the Series S Preferred Stock then outstanding, given in person or by proxy, either in writing or by vote at a meeting called for that purpose at which the Series S Preferred Stock shall vote as a Class, by amendment to the Articles of Incorporation of the Corporation or by merger or consolidation or in any other manner alter or change the preference, special rights or powers given to the holders of the Series S Preferred Stock by the Articles of Incorporation.

2

FROM CORPORATION TRUST COMPANY (THU)08. 05'93 10:17/ST. 10:15/NO. 3560228847 P 4

4. Cumulative Dividends. Dividends on the Series S Preferred Stock shall be payable at the rate of three percent (3%) per annum, payable quarterly to shareholders of record as of March 31, June 30, September 30, and December 31 of each year from legally available funds and are cumulative. Payments of all dividends on the Series S Preferred Stock shall be made before any dividends are declared and paid on the Common Stock of the Corporation ("Common Shares"); provided, however, that the Series S Preferred Stock shall not be entitled to the payment of any dividends or other distribution resulting from the spin-off to Europa shareholders of Casino World Inc. and Mississippi Gaming Corporation.

5. Conversion. The holders of shares of Series S Preferred Stock shall not be entitled to convert such shares into shares of Common Stock of the Corporation.

6. Redemption. The Preferred Shares are redeemable at the option of the Company, at any time, in whole or in part. If the Company elects to redeem the Preferred Shares, the Company will pay to the holder a redemption fee of 1% per quarter for each quarter the Shares have been issued and outstanding prior to the Redemption Payment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Charles H. Reddien, President, and Sharon Petty, its Secretary, this 16th day of June, 1993.

EUROPA CRUISES CORPORATION

By: [signature]
Charles H. Reddien
Its President

By: [signature]
Sharon Petty
Its Secretary

3